 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ]Form 3 Holdings Reported [ ]Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Dodge, Steven B. (Last) (First) (Middle) 116 Huntington Avenue (Street) Boston, MA 02116 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol American Tower Corporation (AMT)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director              X          10% Owner
           X          Officer                             Other

Officer/Other
Description           Chairman and Chief Executive Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 31, 2002 5. If Amendment, Date of Original (Month/Day/Year)
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Class A Common Stock	03/14/2002		G (1)	10,500 | D |	1,099,030 (2)	D
Class A Common Stock	03/14/2002		G (1)	10,500 | A |	37,227 (2)	I	By Trusts
Class A Common Stock					5,000 (2)	I	By Spouse

If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(over) SEC 2270 (7-02)

Dodge, Steven B. - December 31, 2002
Form 5 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Steven B. Dodge __________________ ** Signature of Reporting Person Date Page 2

Dodge, Steven B. - December 31, 2002
Form 5 (continued)
FOOTNOTE Descriptions for American Tower Corporation (AMT)

Form 5 - December 2002

Steven B. Dodge
116 Huntington Avenue

Boston, MA 02116
Explanation of responses:

(1)   This form is being filed to report a gift by Mr. Dodge of 10,500 shares of Class A Common Stock owned directly by him to family trusts in March 2002.
(2)   The information set forth in column 5, 'Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year' includes information, as of December 31, 2002, only with respect to Mr. Dodge's beneficial ownership of Class A Common Stock. It does not include information about Mr. Dodge's beneficial ownership of shares of Class B Common Stock (which are convertible into Class A Common Stock on a one-for-one basis) and options to purchase Class A and Class B Common Stock because Mr. Dodge had no reportable transactions in these other classes of securities during the period for which this report is filed or such transactions have been previously reported. As of December 31, 2002, Mr. Dodge held 924,864 shares of Class B Common Stock directly and 4,823,915 shares of Class B Common Stock indirectly.

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